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                                                                      EXHIBIT 11

              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

                                                      Three Months Ended
                                                      ------------------
                                                 March 31,           March 31,
                                                   2001                2000
Net income (loss) .....................        $    136,728        $ (3,088,849)

Actual outstanding common shares
at beginning of  period ...............          50,004,474          50,000,000

Weighted Basic Shares .................          50,004,474          50,000,000

Weighted diluted shares ...............          50,004,474          50,000,000

Basic earnings (loss) per share .......        $        .00        $       (.06)

Diluted earnings (loss) per share .....        $        .00        $       (.06)